JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE
CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 21



DIRECT NUMBER:
) 586-7314
.@jonesday.com

412523:cr:1060784
930210-005011

May 19, 2003

File No. 82-3349

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL



PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

File No. 82-3349

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Karen J. Corrigan

Enclosures

cc: Ms. Louise Scott (Bespak plc) (w/o enc.)
Ms. Rachel Keeley (Jones Day - London) (w/o enc.)



Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	18:20 1 May 2003
Number	6573K


MAY 2 0 2003

RNS Number:6573K
Bespak PLC
01 May 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Deutsche Bank AG and its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security:

10) Date of transaction:

11) Date company informed: 1 May 2003

12) Total holding following this notification: Deutsche Bank AG and its subsidiaries no longer have a notifiable interest

13) Total percentage holding of issued class following this notification:

14) Any additional information: Shares in issue 26,790,889

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: 1 May 2003

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website



◂Back / Next▸

RNS | The company news service from the London Stock Exchange

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend Close




MAY 20 2003

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	18:13 1 May 2003
Number	6571K

RNS Number:6571K
Bespak PLC
01 May 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliated companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Non-beneficial - discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 3,681,023

Imperial Pensions Nominees Limited - 296,861

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R - 326,800

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P - 695,700

Nortrust Nominees Limited - 247,072

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction:

11) Date company informed: 1 May 2003

12) Total holding following this notification: 5,247,456

13) Total percentage holding of issued class following this notification:19.587

14) Any additional information: Shares in issue 26,790,889

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: 1 May 2003

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

◂Back / Next▸





Company	Bespak PLC
TIDM	BPK
Headline	Trading & Strategy Update
Released	07:00 8 Apr 2003
Number	7513J

For Immediate Release **8 April 2003**

Bespak plc

Trading & Strategy Update

Overview

Bespak is experiencing continued weakness in valve sales. The market's transition to HFA valves has temporarily produced lower CFC sales at a time when approved HFA formulation products have launched more slowly than expected. Additionally, delays in scaling-up new assembly equipment and reducing costs on a major drug delivery device have temporarily depressed profitability. However, we expect these issues to be addressed over the summer.

The Board's current expectation is that the Group's results will be at, or modestly below, breakeven in the second half, before tax and exceptional items.

Cost savings

Performance in this financial year is unacceptable and, as a consequence of a recent strategic review we will be taking significant actions intended to reduce our cost base and to return the Group to an acceptable level of profit. In November 2002, we announced that we would incur a charge of £1m to produce at least £2m of overhead savings in the next financial year which is on track. Additionally, we are now aiming to achieve approximately £7m of further annualised cost savings over the next financial year through the following steps and once exceptional charges have been incurred.

- Curtailment of Nasal formulation programmes that do not provide short-term returns. This is despite such activities having, to date, met all technical milestones. However, we shall continue to exploit device-related opportunities in Nasal drug delivery which build on the technologies that we have developed over the past few years.

- Further restructuring of our manufacturing operations in North America over the next 12 months with the objective of eliminating long-running losses.

- Identification of additional overhead savings from UK operations.

Overall, our actions will result in a further exceptional charge of approximately £5m, which will be booked either this financial year or next.

Dividend

We are maintaining our dividend in view of the stronger financial performance that we expect to result from our actions, together with our confidence in the medium and long-term prospects of the Group.

Approaches

We have received a number of approaches from third parties which may or may not lead to an offer for the entire share capital of Bespak. Consideration of these approaches is at an early stage and there can be no certainty that a transaction will result. A further announcement will be made in due course.

Prospects

Despite these short-term trading issues, Bespak's Management remains confident in the strength of the core businesses of Pulmonary and Device & Manufacturing Services, and of their competitive positions.

Recently, there has been an improvement in HFA valve sales with growth in demand for marketed products as well as from customers readying launch plans. Appropriately, Bespak recently opened a new state-of-the-art valve manufacturing facility in Kings Lynn.

We have also experienced strong demand for major drug delivery devices.

We are able to announce that we have successfully completed a prototype Pulmonary drug delivery system that has been developed jointly with DEKA Research Corporation in the United States. This system, which has the potential for highly accurate and controllable pulmonary delivery of systemic drugs, is currently being tested before being demonstrated to potential partners in the pharmaceutical industry.

Full Year Results

Bespak intends to announce its preliminary results for the year ending 3 May 2003 on 23 July 2003.

For further information please call:

Buchanan Communications	**Tel: +44 (0)20 7466 5000**
Tim Thompson	
Nicola How	Mobile: 07956 597 099

Notes to Editors:
Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The Group has a product range covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the medical device industry. The Group has manufacturing facilities at King's Lynn and Milton Keynes in the UK and at Cary, North Carolina in the USA. Bespak plc is quoted on the Full List of the London Stock Exchange.

END

Company website

Close




London
STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Re
11:49 Mon, Ma

Help | London Stock Exchange Home

View Announcement


status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist R
Bespak PLC	Holding(s) in Company		11:49 24 Mar 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Aviva plc and its subsidiary, Morley Fund Management Li**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse children under the age of 18: **Not stated**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY Norwich Union Nominees Limited – 523,242 (material)

Chase GA Group Nominees Limited – 1,439,601 (material)

Chase Nominees Limited – 139,088 (material)

CUIM Nominee Limited – 508,003 (material)

RBSTB Nominees Limited – 81,830 (material)

CUIM Nominee Limited – 28,101

Vidacos Nominees Limited – 224,820

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: **47,785**

8) Percentage of issued class: **0.178**

9) Class of security: **Ordinary**

10) Date of transaction: **20 March 2003**

11) Date company informed: **21 March 2003**

12) Total holding following this notification: **2,944,685**

13) Total percentage holding of issued class following this notification: **10.99**

14) Any additional information: **Total shares in issue - 26,790,889**

15) Name of contact and telephone number for queries: **Louise Scott 01908 525240**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification : **24 March 2003**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END


status list


London
STOCK EXCHANGE
RNS The company news service from the London Stock Exchange
Last Re
11:45 Mon, Ma
Help | London Stock Exchange Home

View Announcement


status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist Re
Bespak PLC	Holding(s) in Company		11:45 24 Mar 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliated companies**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse children under the age of 18:

Non-beneficial – discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited – 3,544,888

Imperial Pensions Nominees Limited – 100,000

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R – 326,800

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P – 695,700

Nortrust Nominees Limited – 197,700

5) Number of shares/amount of stock acquired: **47,700**

6) Percentage of issued class: **0.178**

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction: **20 March 2003**

11) Date company informed: **21 March 2003**

12) Total holding following this notification: **4,865,088**

13) Total percentage holding of issued class following this notification: **18.159**

14) Any additional information: **Shares in issue 26,790,889**

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **24 March 2003**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END


status list


London
STOCK EXCHANGE
RNS The company news service from the London Stock Exchange
Last Re
10:21 Mon, Ma
Help | London Stock Exchange Home

View Announcement


status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist Re
Bespak PLC	Blocklisting Interim Review		10:21 24 Mar 03	

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Savings Related Share Option Scheme**

3. Period of return: From **25 September 2002** to **24 March 2003**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **400,000**

5. Number of shares issued/allotted under scheme during period: **NIL**

6. Balance under scheme not yet issued/allotted at end of period: **400,000**

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: **400,000 Ordinary on 22 March 2000**

Please confirm total number of shares in issue at the end of the period in order for us to update our records: **26,790,889**

Contact for queries: **Louise Scott**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS**

Name of person making return: **Louise Scott**

Telephone: **01908 525240**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END


status list

For immediate release: 07.00, Monday February 24, 2003

Chiesi choose Bespak HFA valve

to deliver Budesonide asthma treatment to Europe

Bespak (LSE: BPK) today announced details of the latest metered dose inhaler (MDI) valve development and manufacturing partnership with the pharmaceutical company Chiesi Farmaceutici SpA. As part of a long-term project, Bespak is supplying Chiesi with an MDI valve and actuator tailored to its exact requirements for the delivery of Budesonide - an asthma treatment. Chiesi's Budesonide Modulite™ formulation has been launched on the German market under the brand name BUDIAIR™.

Bespak has been involved in the development of MDI valves for more than three decades and has a breadth of experience that has evolved with the changing needs of the pharmaceutical market. As the drive for chlorofluorocarbon (CFC)-free metered dose inhalers has increased, Bespak has led the way designing a range of valves that are compatible with HFA (ozone friendly) propellants whilst offering similar or improved performance characteristics over their CFC counterparts.

"Chiesi screened a number of different valve design options for use in their Modulite™ formulation and came to the conclusion that Bespak was the partner of choice," said Paolo Chiesi, VP and R&D Director at Chiesi. "The Bespak team got to the heart of Chiesi's HFA needs. Our decision to work together was based on the level of technical support offered by Bespak and the excellence in design and understanding they demonstrated when evaluating our requirements."

"Pharmaceutical companies across Europe are working hard to comply with environmental regulations and the phase-out of CFC propellants," said Mark Throdahl, Bespak CEO. "Bespak prides itself on being one of the original champions of the development of HFA valves with the broadest range of marketed product partnerships. We employ a world class team at the forefront of hardware and drug/device interface technology developments. We are able to provide partner companies with substantiated advice and customised delivery solutions."

"Chiesi is at the vanguard of the development and commercialisation of HFA formulations in Europe utilising Modulite™ technology. Beclomethasone HFA is commercialised in several

European countries; Budesonide HFA – BUDIAIR™ – is commercialised in Germany and formoterol HFA is in phase III clinical development. The roll out of all our products in Europe and other countries is in progress," said Alberto Chiesi, President and CEO of Chiesi.

To support its work in the development of HFA valves and MDIs, Bespak has invested in a multi-million pound building programme at its site in Kings Lynn, UK. Scheduled for completion during 2003, the new state of the art manufacturing facility will extend the company's production capabilities and drive the business forward as a front runner in the development of delivery systems for inhaled therapies.

-ENDS-

For further information please call:

BESPAK plc
Mark Throdahl – Chief Executive **TEL: +44 (0) 1908 552 600**

BUCHANAN COMMUNICATIONS **TEL: +44 (0) 20 7466 5000**
Nicola How

Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuator and compliance aids . The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The Group has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina in the USA. Bespak is a public company quoted on the full list of the London Stock Exchange [LSE: BPK].

Chiesi Farmaceutici is a European pharmaceutical company, headquartered in Parma, Italy, dedicated to the research, development and commercialization of ethical products, focusing on the respiratory, cardiovascular, muskulo-skeletal & inflammatory, CNS therapeutic areas and on some orphan diseases. Annual Group sales reached 421 million Euro in 2001. The company employs over 2200 people worldwide and has subsidiaries in Italy, France, United Kingdom, Spain, Germany, Austria, Greece, Poland, Hungary, Czech Republic, Slovenia, Slovakia, Brazil, Pakistan and the United States.


London
STOCK EXCHANGE
RNS
The company news service from the London Stock Exchange
Last Re
16:53 Thu, Fe
Help | London Stock Exchange Home

View Announcement


status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist R
Bespak PLC	Holding(s) in Company		16:52 20 Feb 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliated companies**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse children under the age of 18:

Non-beneficial – discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited – 3,544,888

Imperial Pensions Nominees Limited – 100,000

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R – 326,800

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P – 695,700

Nortrust Nominees Limited – 150,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: **19,512**

8) Percentage of issued class: **0.0728**

9) Class of security: **Ordinary**

10) Date of transaction: **19 February 2003**

11) Date company informed: **20 February 2003**

12) Total holding following this notification: **4,817,388**

13) Total percentage holding of issued class following this notification: **17.981**

14) Any additional information: **Shares in issue 26,790,889**

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **20 February 2003**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END


status list


London
STOCK EXCHANGE

RNS The company news service from the London Stock Exchange

Last R
18:37 Mon,

Help | London Stock Exchange Home

View Announcement

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist R
Bespak PLC	Holding(s) in Company		18:37 3 Feb 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: **Bespak plc**

2. Name of shareholder having a major interest:

   Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 ab or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that per spouse or children under the age of 18:

   Not stated

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   HSBC Global Custody Nominee (UK) Ltd A/c 775245 – 122,194

   HSBC Global Custody Nominee (UK) Ltd A/c 360509 – 19,033

   HSBC Global Custody Nominee (UK) Ltd A/c 357206 – 601,135

   HSBC Global Custody Nominee (UK) Ltd A/c 747381 – 53,380

   HSBC Global Custody Nominee (UK) Ltd A/c 866203 – 31,000

   HSBC Global Custody Nominee (UK) Ltd A/c 916681 – 1,500

5. Number of shares/amount of stock acquired:
6. Percentage of issued class:
7. Number of shares/amount of stock disposed:
8. Percentage of issued class:

9. Class of security: **Ordinary**
10. Date of transaction:
11. Date company informed: **3 February 2003**
12. Total holding following this notification: **828,242**
13. Total percentage holding of issued class following this notification: **3.09**
14. Any additional information:
15. Name of contact and telephone number for queries: **Louise Scott 01908 525240**
16. Name and signature of authorised company official responsible for making this notification: **Louise S Company Secretary**

Date of notification **3 February 2003**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

status list 

London STOCK EXCHANGE | RNS The company news service from the London Stock Exchange

Last Re
12:43 Wed, /

Help | London Stock Exchange Home

View Announcement

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist R
Bespak PLC	Holding(s) in Company		12:42 9 Apr 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Prudential plc and its subsidiaries**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse children under the age of 18:

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **8 April 2003**

12) Total holding following this notification: **Prudential plc and its subsidiaries no longer have a notifiable interest**

13) Total percentage holding of issued class following this notification:

14) Any additional information: **Total shares in issue - 26,790,889**

15) Name of contact and telephone number for queries: **Louise Scott 01908 525240**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification : **9 April 2003**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END


status list

RNS Number:3209K
Bespak PLC
24 April 2003

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Company Share Option Scheme

3. Period of return: From 24 October 2002 to 24 April 2003

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 43,422

5. Number of shares issued/allotted under scheme during period: Nil

6. Balance under scheme not yet issued/allotted at end of period: 43,422

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,790,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott, Company Secretary

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

RNS | The company news service from the London Stock Exchange



Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	Bespak PLC
TIDM	BPK
Headline	Statement re Forecast
Released	17:20 28 Apr 2003
Number	4648K


MAY 2 0 2003

For Immediate Release **28 April 2003**

Bespak plc

Announcement

On 8 April 2003, Bespak plc ("the Group") announced that "The Board's current expectation is that the Group's results will be at, or modestly below, breakeven in the second half, before tax and exceptional items."

The forecast of the result before tax and exceptional items for the 26 week period ending 3 May 2003 (the "Forecast") has been prepared using the accounting policies adopted by the Group in its audited consolidated financial statements for the 53 week period ended 3 May 2002.

The Forecast is based on the unaudited management accounts for the 21 week period ended 28 March 2003 together with the Directors' forecast of results for the 5 week period ending 3 May 2003 and is subject to unforeseen future information, events and circumstances.

The Directors reconfirm the statement made on 8 April 2003 as set out above.

The Forecast is based on the principal assumption that the Group manufactures and despatches the scheduled volumes of products to the requisite specifications.

The Forecast is also based on certain other assumptions in respect of factors which could materially affect the Group, as follows:

- there is no fundamental change in the political and economic environment;
- there is no material change in legislation or regulatory requirements impacting the Group's operations or its accounting policies;
- there are no industrial disputes or business interruptions of the Group, its customers or suppliers;
- there are no changes in exchange rates or interest rates;
- there is no product recall or failure in the supply chain;
- there is no material loss of a major customer or product which leads to the value of dedicated production assets being impaired; and
- there is no material movement in the Group's share price as this would impact the carrying value of the Group's ESOP and result in a charge to the profit and loss. The carrying value of the Group's ESOP was approximately £0.9m at 1 November 2002 based on a share price of 367.5p.

For further information please call:

Buchanan Communications
Tim Thompson / Nicola How Tel: +44 (0)20 7466 5000

Notes to Editors:
Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The Group has a product range

covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the medical device industry. The Group has manufacturing facilities at King's Lynn and Milton Keynes in the UK and at Cary, North Carolina in the USA. Bespak plc is quoted on the Full List of the London Stock Exchange.

The Directors
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
London
E14 5LB

28 April 2003

Dear Sirs

On 28 April 2003, the Directors of Bespak plc reconfirmed in a public announcement the statement (the "Forecast") made on 8 April 2003, that "The Board's current expectation is that the Group's results will be at, or modestly below, breakeven in the second half, before tax and exceptional items."

The Forecast, for which the Directors of Bespak plc are solely responsible, includes results from unaudited management accounts for the 21 weeks ended 28 March 2003 and the Directors' forecast for the 5 week period ending 3 May 2003.

We have reviewed the basis of compilation and the accounting policies used in preparing the Forecast of Bespak plc for the 26 week period ending 3 May 2003. We conducted our work in accordance with the Statement of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom.

In our opinion, the Forecast has been properly compiled on the basis stated and the basis of accounting is consistent with the accounting policies of Bespak plc.

Our work in connection with the Forecast has been undertaken solely for the purpose of reporting under Rule 28.3 (b) of the City Code on Takeovers and Mergers and we accept responsibility solely to the Directors of Bespak plc and to Citigroup Global Markets Limited. We accept no responsibility to any other person in respect of, arising out of or in connection with that work.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

The Directors
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS

28 April 2003

Dear Sirs

On 28 April 2003, the Directors of Bespak plc reconfirmed in a public announcement the statement (the "Forecast") made on 8 April 2003, that "The Board's current expectation is that the Group's results will be at, or modestly below, breakeven in the second half, before tax and exceptional items."

We have discussed the Forecast and the bases and assumptions on which it has been prepared with you as Directors of Bespak plc. We have also considered PricewaterhouseCoopers LLP's letter of today's date addressed to yourselves and ourselves concerning the accounting policies and basis of compilation of the Forecast.

On the basis of the foregoing, we consider that the Forecast referred to above, for which you as directors are solely responsible, has been compiled with due care and consideration by the directors.

Yours faithfully
for Citigroup Global Markets Limited

Philip Robert-Tissot
Managing Director

The directors of Bespak plc accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained herein is in accordance with the facts and does not omit anything likely to affect the import of such information.

PricewaterhouseCoopers LLP and Citigroup Global Markets Limited have given and not withdrawn their written consent to the issue of this announcement with the inclusion of their letters and the references to their names in the form and context in which they appear.

Citigroup Global Markets Limited is acting for Bespak plc and no one else in connection with the matters described herein, and will not be responsible to anyone other than Bespak plc for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described herein.

END

Company website

Close

◂ Back Next ▸



RNS | The company news service from the London Stock Exchange

Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend





Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	11:52 29 Apr 2003
Number	4987K


MAY 2 0 2003

RNS Number:4987K
Bespak PLC
29 April 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Deutsche Bank AG and its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Morgan Nominees Limited - 1,677,358

Morgan Nominees Limited a/c D131 - 1,206,550

Bank of New York Nominees Ltd - 92,237

State Street Nominees Limited - 83,461

Deutsche Bank London Branch - 398

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction:

11) Date company informed: 28 April 2003

12) Total holding following this notification: 3,060,004

13) Total percentage holding of issued class following this notification: 11.42

14) Any additional information: Shares in issue 26,790,889

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: 28 April 2003

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website



Next